Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intercept Pharmaceuticals, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-3 of Intercept Pharmaceuticals, Inc. of our report dated March 1, 2017, with respect to the consolidated balance sheets of Intercept Pharmaceuticals, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

New York, New York
May 10, 2017